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Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMX CORPORATION
(Name of Subject Company)

AMHERST ACQUISITION CO.,
a wholly owned subsidiary of

THRALL OMNI COMPANY, INC.
(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

698493103
(CUSIP Number of Class of Securities)

David L. Filkin
Secretary
Thrall Omni Company, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(603) 279-3600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker
Chicago, Illinois 60601
Telephone: (312) 269-4114

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12. Exhibits

(a)(5)(A)	Press Release Issued by Duchossois Industries, Inc. and AMX Corporation on February 15, 2005.
Exhibit	Exhibit Name
(a)(5)(A)	Press Release Issued by Duchossois Industries, Inc. and AMX Corporation on February 15, 2005.

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  Item 12. Exhibits